UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

BUENOS AIRES, September 10, 2025

Original note to CNV: CPSA-GG-N0321/25-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

A3 Mercados S.A.

Paraguay 777

Rosario, Santa Fe

From my consideration

Ref.: CEPU-ECOGAS Corporate Reorganization. Relevant Fact.

I am pleased to write to you, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the "Company" or "CEPU"), in relation to the spin-off-merger operation (the "Spin-off-Merger") between the Company and ECOGAS Inversiones S.A. ("ECOGAS") authorized by the Extraordinary General Shareholders' Meetings of CEPU and ECOGAS on May 22, 2025, which was informed to the market by the Company through a Relevant Fact dated 05/22/2025, filed in CNV Argentina and SEC, under ID No. 3366214, published on that date in the Daily Bulletin of Bolsas y Mercados Argentinos S.A. and in the Electronic Bulletin of A3 Mercados S.A., in order to inform that the administrative conformities corresponding to the Spin-Off-Merger have been obtained, including the authorization of the National Securities Commission (the "CNV") granted by means of Resolution No. [●] dated 10 September 2025.

Likewise, investors are informed that, in accordance with the terms of the definitive corporate reorganization agreement signed on June 17, 2025 between the Company and ECOGAS (the "Definitive Corporate Reorganization Agreement"), October 1, 2025 has been established as the "Effective Date of Corporate Reorganization" as this term is defined in the Definitive Corporate Reorganization Agreement. By virtue of this, the following acts will take place on that date, among others:

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

1)              ECOGAS will receive all Spin-Off CEPU Equity, consisting of: (a) 59,986,580 Class "A" book-entry ordinary shares, with a par value of $1 each and with the right to one vote per share of ECOGAS; (b) 33,369 non-endorsable registered ordinary shares, of $1 par value each and entitled to one vote per share of Energía Sudamericana S.A.; (c) 27,597,032 Class "B" book-entry ordinary shares, with a par value of $1 each and entitled to one vote per share of Distribuidora de Gas del Centro S.A.; and (d) the sum of $305,000,000 in cash;

2)              ECOGAS Bylaws approved by the Extraordinary Meeting of such company on May 22, 2025 will enter into force;

3)              All of Class "A" shares of ECOGAS (59,986,580 shares with a par value of $1 each and with the right to one vote per share) will be cancelled;

4)              80,973,264 new Class "D" shares of ECOGAS will be issued, with a par value of $1 each and with the right to one vote per share, to be distributed among CEPU shareholders based on their holding in such company according to the register of Caja de Valores S.A. as of the date of registration, which will be [September 26], 2025 (the "Registration Date")."), and to the Exchange Ratio determined in one Class "D" share of ECOGAS for every 18.6694 shares held in CEPU. Fractions of shares will not be delivered.

As indicated in the Corporate Reorganization Agreement, the new shares of ECOGAS to be delivered to those CEPU shareholders who hold their interests in the Company through CEPU's American Depositary Receipts ("CEPU ADRs") program as of the Record Date, will be delivered to JPMorgan Chase Bank, N.A. ("JPMorgan") in its capacity as depositary of the CEPU ADR program and, if they are not capable of being delivered in the form of certificates representing such New ECOGAS Shares, they will be retained by JPMorgan, in its capacity as depositary of the CEPU ADR program, which will dispose of them, in accordance with the provisions of the Amended and Restated Deposit Agreement dated October 16, 2023 between CEPU, JPMorgan, and CEPU ADR holders, and any agreements or instructions JPMorgan enters into with, or receives from, CEPU.

In this regard, as reported by ECOGAS through Relevant Fact on September 10, 2025, filing No. 3413911, said company is in the process of creating a program of Global Depositary Receipts of ECOGAS (the "Ecogas GDR Program"), which will represent Global Depositary Shares ("GDSs") whose assets will have as an underlying part of the new shares of ECOGAS, in order to offer investors who have their shares in CEPU, through CEPU ADRs, has the possibility of receiving securities representing the New Shares abroad and granting them a reasonable period of approximately ninety (90) days from their entry into force to carry out operations aimed at receiving their shares in the local market, if deemed appropriate. Considering that the Spin-Off-Merger is an operation exempt from registration with the U.S. Securities Exchange Commission ("SEC"), Ecogas' GDR Program must be restricted, and can only be accessed by investors who have their shares in CEPU through ADRs as of the registration date determined by JPMorgan and who present the certifications required under Regulation S and Rule 144 A of the U.S. Securities Act United States of America of 1933 (Securities Act) and investors who, after the initial distribution, acquire GDRs issued as a result of the Spin-Off-Merger through the trading mechanisms and with the applicable restrictions.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

Consequently, the GDRs will be delivered to those holders of CEPU ADRs that are eligible under the aforementioned standards, to the extent that they have complied with the certifications and other documentation required by JPMorgan, in the times and forms that the entity has provided.

5)              The amount corresponding to the undelivered fraction of the undelivered share valued in accordance with the price of the Class "D" share of ECOGAS at the close of the Registration Date will be transferred to the shareholders of the Company on the Record Date, in accordance with the register of Caja de Valores S.A. and as applicable to each one;

6)              The new capital stock of ECOGAS will be $250,217,264, as a result of the cancellation and issuance of shares referred to in points 3) and 4), and treasury shares may remain in the hands of ECOGAS as a result of fractions of shares not delivered.

Sincerely.

Leonardo Marinaro

Market Relations Manager

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Phone (54 11) 4317 5000 – Fax (54 11) 4317 5099

BUENOS AIRES, 10 de septiembre de 2025
Nota: CPSA-GG-N-0321/25-AL

Señores
Comisión Nacional de Valores
25 de Mayo 175
At. Gerencia de Emisoras
Ciudad Autónoma de Buenos Aires

Bolsas y Mercados Argentinos S.A.
Sarmiento 299
Ciudad Autónoma de Buenos Aires

Presente

Ref.: Reorganización Societaria CEPU-ECOGAS. Hecho Relevante.

De mi consideración:

Por la presente me dirijo a Uds., en mi carácter de Responsable de Relaciones con el Mercado de **Central Puerto S.A.** (en adelante, la "Sociedad" o "CEPU"), en relación con la operación de escisión-fusión (la "Escisión-Fusión") entre la Sociedad y ECOGAS Inversiones S.A. ("ECOGAS") autorizada por las Asambleas Generales Extraordinarias de Accionistas de fecha 22 de mayo de 2025 de CEPU y de ECOGAS, lo que fuera informado al público inversor por la Sociedad a través de Hecho Relevante de fecha 22/05/25, cargado en la Autopista de Información Financiera de la CNV bajo ID N° 3366214, publicado en dicha fecha en el Boletín Diario de Bolsas y Mercados Argentinos S.A. y en el Boletín Electrónico de A3 Mercados S.A., a fin de informar que se han obtenido las conformidades administrativas correspondientes a la Escisión-Fusión, incluyendo la autorización de la Comisión Nacional de Valores (la "CNV") otorgada por medio de la Resolución del Directorio de la CNV RESFC-2025-23260-APN-DIR#CNV de fecha 10 de septiembre de 2025.

Asimismo, se informa al público inversor que, de acuerdo con los términos del acuerdo definitivo de reorganización societaria suscripto en fecha 17 de junio de 2025 entre la Sociedad y ECOGAS (el "Acuerdo Definitivo de Reorganización Societaria"), ha quedado establecido el día 1 de octubre de 2025 como la "Fecha Efectiva de Reorganización Societaria" conforme este término es definido en el Acuerdo Definitivo de Reorganización Societaria. En virtud de ello, en dicha fecha tendrán lugar, entre otros, los siguientes actos:

1) ECOGAS recibirá la totalidad del Patrimonio CEPU Escindido, conformado por: (a) 59.986.580 acciones ordinarias escriturales Clase "A", de $1 valor nominal cada una y con

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

derecho a un voto por acción de ECOGAS; (b) 33.369 acciones ordinarias nominativas no endosables, de $1 valor nominal cada una y con derecho a un voto por acción de Energía Sudamericana S.A.; (c) 27.597.032 acciones ordinarias escriturales Clase "B", de $1 valor nominal cada una y con derecho a un voto por acción de Distribuidora de Gas del Centro S.A.; y (d) la suma de $305.000.000 en efectivo;

2) Entrará en vigencia el Estatuto Social de ECOGAS aprobado por la Asamblea Extraordinaria de fecha 22 de mayo de 2025 de dicha compañía;

3) Se cancelará la totalidad de las acciones Clase "A" de ECOGAS (59.986.580 acciones de valor nominal $1 cada una y con derecho a un voto por acción);

4) Se emitirán 80.973.264 nuevas acciones Clase "D" de ECOGAS de valor nominal $1 cada una y con derecho a un voto por acción, a ser distribuidas entre los accionistas de CEPU en función a sus participaciones accionarias en dicha sociedad conforme el padrón de Caja de Valores S.A. a la fecha de registro, que será el día [26 de septiembre] de 2025 (la "Fecha de Registro"), y a la Relación de Canje determinada en una acción Clase "D" de ECOGAS por cada 18,6694 acciones de tenencia en CEPU. No se entregarán fracciones de acciones.

Conforme lo indica el Acuerdo de Reorganización Societaria, las nuevas acciones de ECOGAS que deban ser entregadas a aquellos accionistas de CEPU que tengan sus participaciones en la Sociedad a través del programa de *American Depositary Receipts* de CEPU ("ADRs CEPU") a la Fecha de Registro, serán entregadas a JPMorgan Chase Bank, N.A. ("JPMorgan") en su calidad de depositario del programa de ADRs CEPU

Al respecto, conforme fuera informado por ECOGAS mediante Hecho Relevante de fecha 10/09/25, cargado en la Autopista de Información Financiera de la CNV bajo ID N° 3413911, dicha sociedad se encuentra en proceso de creación de un programa de *Global Depositary Receipts* de ECOGAS (el "Programa de GDRs de Ecogas"), que representarán *Global Depositary Shares* ("GDSs") cuyo activo tendrá como subyacente parte de las nuevas acciones de ECOGAS que tendrá una duración de noventa (90) días desde la fecha del Acuerdo de Depósito Restringido, a efectos de ofrecer a los inversores que tengan sus participaciones en CEPU a través de ADRs CEPU la posibilidad de recibir títulos representativos de las Nuevas Acciones en el exterior y para que lleven a cabo operaciones tendientes a la recepción de sus acciones en el mercado local, en caso de considerarlo conveniente. Atento a que la Escisión-Fusión es una operación exenta de registro en la U.S. Securities Exchange Commission ("SEC"), el Programa de GDRs de Ecogas deberá ser restringido, pudiendo acceder al mismo únicamente los inversores que tengan sus participaciones en CEPU a través de ADRs a la fecha de registro que determine JPMorgan y que presenten las certificaciones requeridas conforme la Regulación S y la Regla 144 A de la Ley de Títulos Valores de Estados Unidos de América de 1933 (*Securities Act*) y los inversores que con posterioridad a la distribución inicial adquieran GDRs emitidos a raíz de la Escisión-Fusión a través de los mecanismos de negociación y con las restricciones aplicables.

En consecuencia, se entregarán a aquellos tenedores de ADRs CEPU que sean elegibles bajo las normas citadas los GDRs, en la medida en que hayan dado cumplimiento a las certificaciones y demás documentación que requiera JPMorgan, en los tiempos y formas que oportunamente disponga dicha entidad.

De no ser pasibles de ser entregadas en forma de certificados representativos de dichas Nuevas Acciones de ECOGAS conforme el procedimiento descripto precedentemente (ya sea porque los tenedores de ADRs de CEPU no son elegibles de conformidad con la Regulación S y la Regla 144 A de la Ley de Títulos Valores de Estados Unidos de América de 1933 o porque decidan no recibir dichos títulos representativos de las Nuevas Acciones), las acciones serán

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

retenidas por JPMorgan, en su calidad de depositario del programa de ADRs CEPU, quien dispondrá de las mismas, siguiendo lo establecido en el *Amended and Restated Deposit Agreement* de fecha 16 de octubre del 2023 entre CEPU, JPMorgan y los tenedores de ADRs CEPU, y cualquier acuerdo o instrucción que JPMorgan celebre con, o reciba de, CEPU.

5) Será transferida a los accionistas de la Sociedad a la Fecha de Registro, conforme el padrón de Caja de Valores S.A. y según corresponda a cada uno, la suma correspondiente a la fracción de acción no entregada valuada de conformidad con la cotización de la acción Clase "D" de ECOGAS al cierre de la Fecha de Registro;

6) El nuevo capital social de ECOGAS será de $250.217.264, como consecuencia de la cancelación y emisión de acciones referidas en los puntos 3) y 4), pudiendo quedar acciones propias en poder de ECOGAS como consecuencia de fracciones de acciones no entregadas.

Saludo a Uds. muy atentamente,

Leonardo Marinaro
Responsable de Relaciones con el Mercado
Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: September 10, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact